CPI Aerostructures, Inc. S-8

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the CPI Aerostructures, Inc. 2016 Long Term Incentive Plan, of our reports dated March 28, 2016, with respect to the financial statements and financial statement schedule of CPI Aeorstructues, Inc. as of December 31, 2015 and 2014 and the related statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015, and of our report dated March 28, 2016 which expresses an adverse opinion on the effectiveness of internal control over financial reporting of CPI Aerostructures, Inc. as of December 31, 2015, because of a material weakness, included in the Annual Report on Form 10-K of CPI Aerostructures, Inc. for the year ended December 31, 2015.

/s/ CohnReznick LLP

Jericho, New York

August 1, 2016